

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



04012800

3 February 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA New GKN PLC

Exemption File 82-5204

Dear Sirs,

GKN plc – notification of major interests in shares

For your information I enclose a copy of the above announcement..

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company GKN PLC	2. Name of shareholder having a major interest FRANKLIN RESOURCES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 SHAREHOLDER NAMED IN 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them Bank of New York – 155,220 Chase Nominees Limited – 27,632,676 Citibank – 425,283 Clydesdale Bank plc – 2,533,630 Euroclear Bruxelles – 8,433 Mellon Bank – 83,045 Northern Trust Company – 348,439 Royal Trust Corp of Canada – 1,175,076 State Street Nominees Limited – 2,646,720

5. Number of shares/amount of stock acquired NOT KNOWN	6. Percentage of issued class NOT KNOWN	7. Number of shares/amount of stock disposed	8. Percentage of issued class

9. Class of security ORDINARY SHARES OF 50P EACH	10. Date of transaction NOT KNOWN	11. Date company informed 3 FEBRUARY 2004

12. Total holding following this notification 35,008,522	13. Total percentage holding of issued class following this notification 4.77%

14. Any additional information	15. Name of contact and telephone number for queries PHIL HIGGINS – 01527 533 235

16. Name and signature of authorised company official responsible for making this notification PHIL HIGGINS

Date of notification 3 FEBRUARY 2004